RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

Exhibit 12.01

(Dollar amounts in millions, except ratios)	Year Ended December 31,
	2007	2006	2005	2004	2003
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,613	$1,364	$1,130	$948	$771
Capitalized interest	(35)	(21)	(11)	(7)	(9)
Depreciation of capitalized interest	15	14	14	13	12
Dividends from less than 50%-owned companies carried at equity	8	9	17	11	19

Adjusted pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,601	$1,366	$1,150	$965	$793

Fixed charges
Interest on long-term and short-term debt	$173	$155	$163	$155	$151
Capitalized interest	35	21	11	7	9
Rental expenses representative of an interest factor	34	32	32	29	31
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	1	—

Total fixed charges	242	208	206	192	191
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	—	(1)	—

Total fixed charges less preferred stock dividends	$242	$208	$206	$191	$191

Adjusted pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges less preferred stock dividends	$1,843	$1,574	$1,356	$1,157	$984
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	—	(1)	—

Total earnings less preferred stock dividends	$1,843	$1,574	$1,356	$1,156	$984

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	7.6	7.6	6.6	6.0	5.2

RATIO OF EARNINGS TO FIXED CHARGES	7.6	7.6	6.6	6.1	5.2